UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2006

001-31609

(Commission File Number)

Telkom SA Limited

(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|  No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Form 6-K is being filed by Telkom SA Limited (“Telkom”) to advise its shareholders of the following information that it inadvertently failed to include in Item 16.D. of its Annual Report on Form 20-F for the year ended March 31, 2006:

Rule 10A-3(b)(1)(i) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires that each member of the audit committee of a listed issuer must be a member of the board of directors of the listed issuer, and must otherwise be independent. Rule 10A-3(b)(1)(ii) of the Exchange Act provides that in order to be considered to be independent, a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

•	accept directly or indirectly any consulting, advisory or other compensatory fee from the issuer or any subsidiary thereof; or
•	be an affiliated person of the issuer or any subsidiary thereof.

An affiliated person of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Two members of Telkom’s Audit and Risk Management Committee (the “ARMC”), Mr. Yekani Tenza, the Chairman of the ARMC, and Mr. Marius Mostert, are representatives of the Government of the Republic of South Africa. The Government of the Republic of South Africa owned 38.0% of Telkom’s issued and 39.8% of Telkom’s outstanding ordinary shares and had additional approval rights as the holder of Telkom’s class A ordinary share, as of June 30, 2006.

Rule 10A-3(b)(1)(iv)(E) of the Exchange Act provides an exemption from the prohibition on being an affiliated person of the issuer for an audit committee member of a foreign private issuer, who is a representative or designee of a foreign government or foreign governmental entity that is an affiliate of the foreign private issuer if the member is not an executive officer of the foreign private issuer.

Messrs. Tenza and Mostert are not executive officers of Telkom and are exempt from the prohibition on being affiliated persons of the issuer contained in Rule 10A-3(b)(1)(ii)(B) under the Exchange Act pursuant to Rule 10A-3(b)(1)(iv)(E) thereunder as representatives of the Government of the Republic of South Africa, a foreign government. Telkom does not believe that its reliance on this exemption would materially adversely affect the ability of its ARMC to act independently and satisfy the other requirements of Rule 10A-3 of the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Deon Fredericks

Name:	Deon Fredericks
Title:	Chief Accountant

Date:	September 5, 2006